Exhibit 99.1

NEWS RELEASE

NEWS RELEASE

Toronto, November 11, 2026

(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports Q3 2026 Results

Tracking towards the mid-range of annual guidance

Franco-Nevada generated strong Q3 financial results. Revenue, cash flow and earnings were all higher than the prior-year period, driven by stronger gold and oil prices. “Precious metal GEO deliveries were slightly below expectations in the period, although strong oil prices boosted our diversified revenue, and we are now tracking towards the mid-range of our annual guidance,” stated Paul Brink, President & CEO. “During the quarter, First Quantum continued processing stockpiles at Cobre Panamá and the Panamanian Interministerial Commission recommended that the Government begin formal negotiations with First Quantum regarding the future of the mine. We saw several project advancements in our portfolio, including at Antapaccay, Copper World, and Ring of Fire, and we took another step in growing our Australian business with a second tranche of financing for the development of the Bullabulling deposit. With $4.8 billion in available capital and no debt, the Company has ample firepower to take advantage of a strong pipeline of deal opportunities.”

Financial Highlights –Q3 2026 compared to Q3 2025

●	$549.3 million in revenue, +13%.
●	130,435 GEOs[1] sold, -6%.
●	120,857 Net GEOs[1] sold, -3%.
●	$429.2 million in operating cash flow, +23%.
●	$493.9 million ($2.56/share) in Adjusted EBITDA[2], +15%.
●	$395.5 million ($2.05/share) in net income, +38%.
●	$364.5 million ($1.89/share) in Adjusted Net Income[2], +33%.
●	$4.8 billion in Available Capital[3] as at September 30, 2026.

Financial Highlights –YTD 2026 compared to YTD 2025

●	$1,780.9 million in revenue, +45% – a new YTD record.
●	399,193 GEOs sold, +6%.
●	369,082 Net GEOs sold, +9%.
●	$1,432.1 million in operating cash flow, +34% – a new YTD record.
●	$1,615.5 million in Adjusted EBITDA or $8.38/share, +45% – a new YTD record.
●	$1,218.1 million in net income or $6.32/share, +64% – a new YTD record.
●	$1,172.0 million in Adjusted Net Income or $6.08/share, +63% – a new YTD record.

GEOs Sold and Revenue

Quarterly GEOs sold and revenue by commodity
	Q3 2026		Q3 2025
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
PRECIOUS METALS
Gold	90,083	$383.1	101,068	$351.6
Silver	17,591	68.3	15,407	55.4
PGM	3,230	10.8	2,634	9.5
	110,904	$462.2	119,109	$416.5
DIVERSIFIED
Iron ore	2,665	$12.0	4,451	$15.1
Other mining assets	454	2.4	758	2.6
Oil	11,243	48.9	9,580	30.4
Gas	3,580	16.1	3,336	14.3
NGL	1,589	7.4	1,538	4.7
	19,531	$86.8	19,663	$67.1
GEOs and revenue from royalty, stream and working interests	130,435	$549.0	138,772	$483.6
Interest revenue and other interest income	—	$0.3	—	$4.1
Total GEOs and Revenue	130,435	$549.3	138,772	$487.7

Year-to-date GEOs sold and revenue by commodity
	YTD 2026		YTD 2025
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
PRECIOUS METALS
Gold	272,465	$1,223.0	265,329	$855.9
Silver	60,904	265.3	39,418	130.6
PGM	9,626	40.7	7,434	24.7
	342,995	$1,529.0	312,181	$1,011.2
DIVERSIFIED
Iron ore	8,496	$38.2	10,536	$34.7
Other mining assets	2,430	11.2	3,215	10.0
Oil	28,706	127.7	33,411	95.9
Gas	12,557	56.5	12,078	48.5
NGL	4,009	18.0	6,029	15.5
	56,198	$251.6	65,269	$204.6
GEOs and revenue from royalty, stream and working interests	399,193	$1,780.6	377,450	$1,215.8
Interest revenue and other interest income	—	$0.3	—	$9.7
Total GEOs and Revenue	399,193	$1,780.9	377,450	$1,225.5

In Q3 2026, we recognized revenue of $549.3 million, an increase of 13% from Q3 2025, and sold 130,435 GEOs, a decrease of 6% from Q3 2025. We benefited from higher commodity prices and increased contributions from our PGM and energy assets compared to Q3 2025. The increase in revenue was partially offset by lower contributions from Guadalupe-Palmarejo, Antapaccay, and Cobre Panamá. The decrease in GEOs sold in Q3 2026 was driven by lower GEO contributions from our gold stream segment and iron ore assets, which was partially offset by higher contributions from our energy assets as well as the more favorable silver to gold conversion ratio based on our assumed commodity prices for 2026 when converting our silver revenue to GEOs.

Precious Metal assets accounted for 84% of our revenue in Q3 2026 (70% gold, 12% silver, and 2% PGM). Revenue was sourced 89% from the Americas (39% South America, 23% Canada, 17% U.S. and 10% Central America & Mexico).

Portfolio Additions

●	Acquisition of Additional Royalty from Discovery Mining Ltd. on the Porcupine Complex – Ontario, Canada: Subsequent to quarter-end, on October 22, 2026, we amended our royalty agreement with Discovery Mining Ltd. (“Discovery”) to extend our existing royalty interest on the Porcupine Complex to cover certain mineral properties purchased by Discovery adjacent to the Dome Mine in Timmins, Ontario, in exchange for $8.0 million payable to Discovery.
●	Financing Package with Minerals 260 Limited on the Bullabulling Gold Project – Australia: On September 13, 2026, we acquired, through a wholly owned Australian subsidiary, a $121.0 million (A$170.0 million) 1.45% gross royalty over Minerals 260 Limited’s (“Minerals 260”) Bullabulling gold project, incremental to the already existing 2.45% gross royalty acquired on February 26, 2026. The additional royalty increased our gross royalty interest over the Bullabulling project to 3.90% and covers a Bullabulling land package inclusive of all mineral resources, plus an area of interest that includes the Phoenix, Bacchus, Dicksons, Kraken and Gibraltar deposits. Upon production of 6.0 Moz of gold from royalty lands, the Bullabulling gross royalty will step down from 3.90% to 2.75%. Additionally, the Company subscribed for an additional $21.0 million (A$30.0 million) of Minerals 260’s ordinary shares which closed subsequent to quarter-end, on November 6, 2026.

Cobre Panamá Update

Cobre Panamá remains in a phase of Preservation and Safe Management (“P&SM”) with production halted.

On September 30, 2026, First Quantum reported that the Interministerial Commission formally delivered its final report on Cobre Panamá to the President, marking the Government of Panama’s (“GOP”) transition from technical assessment to the decision-making phase. The Interministerial Commission recommended assessing the feasibility of entering into a new agreement with Cobre Panamá / First Quantum that would provide for the settlement of the outstanding arbitration proceedings and establish conditions for a potential restart designed to achieve an orderly, self-financed closure, while complying with the ruling of the Supreme Court of Justice and prioritizing Panama's environmental, social, and economic interests. The President is reviewing the report with the Cabinet and legal advisers.

Panama experienced an earthquake on October 9, 2026. Cobre Panamá’s facilities and infrastructure were inspected and reported to be stable and secure. Stockpile processing was temporarily suspended to allow for precautionary inspections and resumed on October 10, 2026.

First Quantum estimates that Cobre Panamá will maintain guidance to produce between 30,000 and 40,000 tonnes of copper in 2026 from the processing of stockpiles, with the remaining stockpile balance to be processed in 2027 for a total of approximately 70,000 tonnes. Based on these estimates, Cobre Panamá stream deliveries to Franco-Nevada are expected to total approximately 23,100 gold ounces and 265,000 silver ounces. Deliveries of stream ounces to Franco-Nevada, which are determined based on the sale of copper concentrate by First Quantum under its offtake agreements, commenced in Q3 2026, with one-third of deliveries anticipated in H2 2026. During the quarter, we recorded a partial impairment reversal of $10.3 million in relation to the gold and silver ounces we expect as a result of the GOP authorization. We continue to assess our Cobre Panamá stream for further indicators of impairment reversals.

Guidance

The following contains forward-looking statements. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the “Forward-Looking Statements” section at the end of this news release and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and our most recent Form 40-F filed with the SEC on www.sec.gov. Our 2026 guidance is based on assumptions including the forecasted state of operations from our assets based on public statements and other disclosures by the third-party owners and operators of the underlying properties and our assessment thereof.

We benefited from strong oil and natural gas liquids prices in the first nine months of 2026, with diversified revenue exceeding our initial expectations. However, lower than expected production at Guadalupe-Palmarejo and Candelaria have resulted in fewer Precious Metals GEOs YTD 2026.

For Total GEO sales, we have narrowed our guidance range, toward the midpoint of our original guidance. Total GEOs, which included GEOs from our non-gold assets, are impacted by the relative performance of commodity prices to gold.

The following table presents our YTD 2026 actual performance compared to our 2026 guidance.

	2026 Revised Guidance (1) (2)	2026 Initial Guidance (1) (2)	YTD 2026 Actual
Commodity
Gold ounces sold (oz)	355,000 to 385,000	360,000 to 400,000	272,465
Silver ounces sold (oz)	4,700,000 to 5,000,000	4,700,000 to 5,500,000	3,654,183
PGMs ounces sold (oz)	30,000 to 34,000	32,000 to 37,000	23,623
Diversified revenue (millions)	$300 to $330	$245 to $285	$251.6

GEOs Sold (oz)	525,000 to 555,000	510,000 to 570,000	399,193
1	Our 2026 guidance assumes the following commodity prices: $4,500/oz Au, $75.00/oz Ag, $2,000/oz Pt, $1,650/oz Pd, $100/tonne Fe 62% CFR China, $70/bbl WTI oil and $3.00/mcf Henry Hub natural gas. GEOs for the 2026 Revised Guidance are calculated based on fixed conversion ratios based on the prices assumed in this 2026 guidance.
2	Our guidance does not reflect any incremental revenue from additional contributions we may make to the Royalty Acquisition Venture with Continental. Our initial guidance did not reflect any buy-backs which may be elected at the discretion of certain operators with the exception of the partial buy-back of the Cascabel royalty and stream which occurred in March 2026.

Sustainability Updates

We continue to be top-rated by Sustainalytics, AAA by MSCI and Prime by ISS ESG. During the quarter, we expanded the Franco-Nevada Mining Industry Scholarship Program by awarding eight new scholarships, of which four were awarded to university students and four to students enrolled in mining-related trade programs. The program now supports 23 students, seven of whom are expected to graduate from their respective programs next year. We also entered a further two-year commitment to the Enseña Perú education initiative, which supports students and teachers across the Áncash region of Peru. Subsequent to quarter-end, we entered a multi-year commitment with Minera Panamá, S.A. (“MPSA”) to support community development and environmental initiatives led by MPSA, including education, workforce development, health infrastructure, reforestation and marine conservation programs in Panama.

Q3 2026 Portfolio Updates

Precious Metal assets: GEOs sold from our Precious Metal assets amounted to 110,904 GEOs for Q3 2026, a decrease of 7% from 119,109 GEOs in Q3 2025. This was primarily due to lower deliveries from Cobre Panamá, Guadalupe-Palmarejo, Antapaccay, Subika and Candelaria, partially offset by higher deliveries from South Arturo and Hemlo, as well as incremental contributions from Casa Berardi and Valentine, which were acquired or commenced production over the past year.

South America:

●	Candelaria (gold and silver stream) – GEOs sold in Q3 2026 were lower than those sold in Q3 2025. Production at the mine was lower compared to prior year period, primarily due to the impact to mining operations due to heavy rainfall from severe winter storms in Chile’s Atacama region resulting in lower grade feed from stockpiles.
●	Antapaccay (gold and silver stream) – GEOs sold in Q3 2026 were lower than those sold in Q3 2025, primarily due to timing of deliveries, as well as expected lower head grades, recoveries and milling throughput at the plant. Post quarter-end, Glencore announced the completion of land access agreements for the Coroccohuayco project, and that the team is working to secure final permits to enable first production, expected in H2 2029. Coroccohuayco is expected to extend Antapaccay’s life to over 40 years.
●	Antamina (22.5% silver stream) – Silver ounces sold in Q3 2026 were lower than those sold in Q3 2025. The decrease in deliveries is attributable to lower concentrator throughput at the mine. However, overall GEOs were higher due to GEO conversion differences. Post quarter-end, Antamina reported a fatal accident at its operations, with an investigation underway.

●	Tocantinzinho (gold stream) – GEOs sold in Q3 2026 were lower than those sold in Q3 2025. G Mining indicates mining activities remain closely aligned with the mine plan, enabling access to higher-grade Phase 2 mineralization and expects a significant increase in grade and production in Q4 2026.
●	Condestable (gold and silver stream) – GEOs sold in Q3 2026 were higher than those sold in Q3 2025. The stream transitioned from fixed deliveries to variable deliveries in Q2 2026. Rio2 Limited announced in August 2026 the approval for the modification of the environmental impact study for the expansion of the Condestable Mine, which will permit an increase of throughput capacity to 10,000 tpd from the current 8,400 tpd.
●	Yanacocha (1.8% royalty) – GEOs from our Yanacocha royalty in Q3 2026 were lower than those in Q3 2025 due to lower production, as a result of mine plan sequencing. Following the success of the oxide leach, Newmont now expects production to continue in 2027, with possible further extension of mining operations beyond that.
●	PSJ Cobre Mendocino (7.5% royalty) – PSJ Cobre Mendocino (formerly San Jorge), a copper-gold project located in the province of Mendoza, Argentina, obtained approval under Argentina’s Large Investment Incentive Regime (RIGI) in May 2026. A feasibility study is expected in late 2026 and initial production is planned for 2029.
●	Calcatreu (2.5% royalty) – First gold produced in June 2026. In September 2026, Patagonia Gold released an updated PEA outlining a 16-year mine life with additional exploration upside across the broader district.
●	Gurupi (0-1% royalty) – Drilling expanded mineralization at Blanket and Mandiocal and confirmed a new discovery at Grodiocal, supporting future resource growth. A PEA is expected by year-end 2026.
●	Salares Norte (1% royalties) – Gold Fields reported strong Q3 2026 results for Salares Norte and expects 550,000 to 600,000 ounces of gold-equivalent production for 2026.

Central America & Mexico:

●	Cobre Panamá (gold and silver stream) – During the quarter, we received and sold 3,716 GEOs following the Government of Panama’s approval of processing stockpiled ore. Comparatively, in Q3 2025, GEOs delivered and sold were related to the sale of copper concentrate stored at site when production was suspended in November 2023. First Quantum noted that all three processing trains had been brought on-line sequentially and that site employment had reached 3,200 people at the end of September.
●	Guadalupe-Palmarejo (50% gold stream) – GEOs sold in Q3 2026 were lower than Q3 2025. Coeur Mining reported that disruption in delivery of critical construction materials, as a result of heavy rain fall, affected planned mining in higher-grade areas.

Canada:

●	Côté Gold (7.5% GMR) – Production (on a 100% basis) from Côté Gold in Q3 2026 was 92,000 gold ounces, lower than those in Q3 2025, where production was 106,000 gold ounces. The decrease was primarily due to a lower mill throughput during the quarter, reflecting an extended annual shutdown in August and the transition to owner-only crushing. IAMGOLD expects production to increase in Q4 2026, driven by higher grades from mine sequencing and an increased processing rate with total production for the year expected to be at the lower end of the guidance range. An updated mine plan including the Gosselin Deposit and an updated mineral reserve estimate are expected for Q4 2026. Subsequent to quarter-end, on November 5, 2026, we received notice from IAMGOLD of the exercise of its right to buy back 50% of our Côté Gold GMR. The transaction is expected to close in December 2026. We expect to receive total cash consideration of at least our initial attributable purchase price of $525.0 million. The buyback proceeds are in addition to the attributable cash flows from the GMR received to the effective date. Following the completion of the buyback, the gross margin royalty rate will decrease from 7.5% to 3.75%, effective January 1, 2027.

●	Detour Lake (2% royalty) – Detour produced 183,118 ounces of gold during the quarter, a 3% increase over the prior year period driven by a higher-grade mining sequence, which was partially offset by lower throughput. Development activities for the underground project continued during the quarter, with the exploration ramp reaching a depth of 207 metres as of September 30, 2026. Agnico Eagle continues to advance the expansion project, combining continued open pit mining with a proposed 11,200 tpd underground operation and an expansion of mill throughput to 79,450 tpd. The integrated operation is expected to support annual gold production of approximately one million ounces by 2030.
●	Hemlo (50% NPI and 3% NSR) – We earned more GEOs in Q3 2026 compared to Q3 2025 as production benefited from access to higher-grade stopes within the Interlake zone. In September 2026, exploration drilling returned high-grade results from the newly interpreted South-Rim Zone adjacent to active mining in the C-Zone. Mineralization at both South-Rim, currently outside Franco-Nevada’s royalty area, and Interlake remain open at depth, highlighting further resource growth potential at Hemlo.

●	Porcupine (4.25% royalty) – GEOs sold in Q3 2026 increased compared to Q3 2025. Discovery has continued exploration success, in particular at Pamour and Dome where updated mineral resources are expected in early 2027. Further, Discovery has outlined the potential for a large, central milling facility at the Kidd Metallurgical Site, which when fully developed, could provide approximately 60 ktpd of milling capacity, up from the current 9.5 ktpd. This increased capacity, along with the ongoing exploration success, could grow production to between 500,000 ounces to one million ounces of gold per year from the current 260,000 to 300,000 ounces of gold per year level.
●	Greenstone (3% royalty) – GEOs sold in Q3 2026 were slightly lower than Q3 2025. Equinox Gold (“Equinox”) reported steady improvements in Q3 2026 and expects strong production through the remainder of 2026 and into 2027. Equinox launched its first major exploration program since 2020 in August 2026, targeting underground and near-pit resource growth.
●	Valentine (3% royalty) – GEOs sold in Q3 2026 were higher than Q3 2025 as the mine achieved commercial production in November 2025. The mine continued to see steady improvements during the quarter following the merger between Equinox and Orla Mining, including an incremental step-up in mill feed grade as well as gold production. The mine is expected to achieve stronger production through the remainder of 2026 and into 2027.
●	Musselwhite (5% NPI) – GEOs sold in Q3 2026 were higher than in Q3 2025, reflecting increased production and strong performance at the mine. Equinox reported that drilling continued to confirm the mine trend extension up to 2km beyond current operations, supporting resource growth and mine-life extension.
●	Sudbury (gold and PGM stream) – GEOs sold from our Sudbury stream were higher in Q3 2026 than in Q3 2025, driven by higher mining rates at McCreedy West. In October 2026, Magna Mining announced the results of a PEA on the Levack mine contemplating underground mining of 5.75 million short tons and 7.3 years of commercial production, anticipated to commence in mid-2028. Franco-Nevada’s stream at Levack covers the Morrison Deposit, Rob’s Zone and the 1900 Zone.
●	Canadian Malartic (1.5% royalty) – At Odyssey, a record 391,000 tonnes were mined in Q3 2026 with gold production of 27,250 ounces at East Gouldie. Shaft sinking continues with the planned start of production through Shaft #1 expected in the second quarter of 2027. Exploration drilling continued to yield positive results in multiple areas of the Odyssey mine, including East Gouldie.
●	Casa Berardi (gold stream) – We sold 1,625 GEOs in Q3 2026 as a result of the newly acquired gold stream from Orezone Gold Corporation (“Orezone”) in Q1 2026. Production was on target during the quarter despite a temporary suspension of operations in July due to local wildfire activity. The mine is positioned to have the strongest production quarter for the year following the completion of the F160 pit waste stripping program and continued operating improvements. On September 15, 2026, Orezone announced the results of a Casa Berardi life-of-mine study. The study comprises 14 years of continuous operations from 2027 to 2040, producing a total of 1,630,000 ounces of gold, with average annual production of 116,000 ounces.
●	Island Gold (0.62% royalty) – Alamos Gold reported record production from Island Gold in Q3 2026 and expects higher grade and throughput in Q4 2026. Phase 3+ shaft commissioning is delayed to mid-2027 with Alamos Gold expecting underground mining rate to ramp up to 2,400 tpd in H2 2027.
●	Ring of Fire (1-3% royalties) – In October 2026, the federal government committed C$1 billion over three years to match Ontario’s C$1 billion investment in Ring of Fire road infrastructure, with road completion targeted between November 2030 and 2031. Construction of the Webequie Supply Road and upgrades to the Anaconda and Painter Lake roads began in June 2026, followed by the Marten Falls Community Access Road in September 2026, with the Northern Road Link expected to begin construction in 2028.

U.S.:

●	South Arturo (4-9% royalties) – GEOs sold in Q3 2026 were higher than in Q3 2025, as Nevada Gold Mines continues to process ore from the South Arturo pit in 2026, in line with the Carlin mine plan.
●	Bald Mountain (0.875-5% royalties) – Kinross reported that first gold was poured from Bald Mountain Redbird 1 in early October, while Redbird 2 continues to progress well with initial leach pad construction activities nearing completion.
●	i-80 Gold (1.5% royalty) – i-80 Gold reported that operating and near-term development projects continue to advance on schedule toward a total annual production target of 150,000 to 200,000 ounces of gold starting in 2028. Development at Archimedes continues to advance with feasibility study expected in mid-2027 and first gold production in Q4 2026.
●	Stibnite (1.7% gold royalty and 100% silver royalty) – Perpetua Resources reported new high-grade gold and antimony discoveries and expects the Stibnite project to produce 463,000 ounces beyond the first four years of production.

●	Stillwater (5% royalty) – Sibanye-Stillwater reported that employees returned to work in October following an approximately five-week strike and ratification of a new collective bargaining agreement. 2026 production guidance was revised to 245,000 to 255,000 2E PGM ounces from 280,000 to 300,000 2E PGM ounces, reflecting the impact of the strike and time required to rebuild operational performance in Q4 2026.

Rest of World:

●	Western Limb (gold and platinum stream) – GEOs sold in Q3 2026 were higher than the prior year quarter. 81% of GEOs were derived from gold deliveries and 19% from platinum deliveries. Platinum prices have outpaced gold price increases since acquisition of the stream.
●	Tasiast (2% royalty) – GEOs from our Tasiast royalty were lower in Q3 2026 than the prior year quarter, primarily driven by lower throughput and timing of ounces processed through the mill.
●	Bullabulling (3.90% royalty) – In October 2026, Minerals 260 reported positive results from the ongoing infill, grade control and exploration drilling on Bullabulling. Drilling results confirm the continuity of mineralization within the mineral resource estimate of 4.4 Moz Indicated Resources (140 Mt at 0.98 g/t) and 1.7 Moz Inferred Resources (51 Mt at 1.0 g/t). In November 2026, Minerals 260 announced that it has received credit approved commitments for A$410.0 million in debt facilities, which will be provided by Australia and New Zealand Banking Group, National Australia Bank and Société Générale, to fund the development of Bullabulling. With the combination of the debt facilities, Franco-Nevada’s royalty financings, and recent Minerals 260 equity raises, Bullabulling is now fully funded through to first production.
●	Perama Hill (2% royalty) – Eldorado Gold reported that community consultation has commenced following the December 2025 environmental impact assessment submission.

Diversified assets: Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $86.8 million in revenue, compared to $67.1 million in Q3 2025.

Other Mining:

●	Vale (iron ore royalty) – Revenue from the Vale royalty decreased when compared to Q3 2025 due to lower realized iron ore prices and higher transportation costs.
●	LIORC – Revenue from our attributable interest on the Carol Lake mine in Q3 2026 was lower than Q3 2025. Production at IOC in Q3 2026 was lower than Q3 2025, primarily reflecting lower concentrate-for-sale-volumes, but improved relative to the first two quarters of 2026 as IOC implemented a multi-year program to address operating challenges.
●	Caserones (0.517% royalty) – Revenue from our effective NSR was higher in Q3 2026 compared to Q3 2025 due to an increase in copper production from mining higher grade material. Severe winter storms in northern Chile disrupted operations at Caserones during the quarter. Lundin Mining further revised its 2026 copper production guidance to 105,000 to 115,000 tonnes from its previous revised guidance of 120,000 to 130,000 tonnes in August 2026.
●	Copper World (2.085% royalty) – Hudbay announced the results of the definitive feasibility study (“DFS”) in October 2026, and along with Mitsubishi, approved the final investment decision to proceed with the construction and development of Copper World with first production targeted for the second half of 2029. The DFS outlines annual copper production of 102,000 tonnes over the first 10 years, an increase of 11% when compared to the 92,000 tonnes in the 2023 pre-feasibility study for Copper World.

Energy:

●	U.S. (various royalty rates) – Revenue from our U.S. Energy interests increased to $50.8 million in Q3 2026, compared to $33.8 million in Q3 2025. The increase was primarily due to higher production from new well activity at our Permian interests, an increased share of production from our interests with Continental Resources, and stronger realized commodity prices. In October 2026, EQT Corporation and Range Resources announced that they have entered into a definitive merger agreement. The transaction is expected to close in Q1 2027.
●	Canada (various royalty rates) – Revenue from our Canadian Energy interests was $21.6 million in Q3 2026, compared to $15.6 million in Q3 2025. The increase was primarily due to stronger realized commodity prices, particularly at Weyburn due to the leverage of the NRI royalty to higher oil prices, and due to stronger production at Orion.

Dividend Declaration

Franco-Nevada is pleased to announce that its Board of Directors has declared a quarterly dividend of US$0.44 per share. The dividend will be paid on December 17, 2026, to shareholders of record on December 3, 2026 (the “Record Date”). The dividend has been declared in U.S. dollars and the Canadian dollar equivalent will be determined based on the daily average rate posted by the Bank of Canada on the Record Date. Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company has a Dividend Reinvestment Plan (the “DRIP”) which allows shareholders of Franco-Nevada to reinvest dividends to purchase additional common shares at the Average Market Price, as defined in the DRIP, subject to a discount from the Average Market Price in the case of treasury acquisitions. The Company will issue additional common shares through treasury at a 1% discount to the Average Market Price. The Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. Participation in the DRIP is optional. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Canadian and U.S. registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Canadian and U.S. beneficial shareholders should contact their financial intermediary to arrange enrollment. Non-Canadian and non-U.S. shareholders may potentially participate in the DRIP, subject to the satisfaction of certain conditions. Non-Canadian and non-U.S. shareholders should contact the Company to determine whether they satisfy the necessary conditions to participate in the DRIP.

This news release is not an offer to sell or a solicitation of an offer for securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Shareholder Information and Details for Q3 2026 Conference Call

The complete Consolidated Financial Statements and Management’s Discussion and Analysis can be found on our website at www.franco-nevada.com, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

We will host a conference call to review our Q3 2026 quarterly results. Interested investors are invited to participate as follows:

Conference Call and Webcast:	November 12th 8:00 am ET
Conference Call Dial-in Numbers: Toll-Free International RapidConnect URL	1-888-510-2154 437-900-0527 emportal.ink/4pJxnHY
Webcast URL:	app.webinar.net/8p0a7p87wxg
Website:	www.franco-nevada.com
Replay (available until November 19th): Toll-Free: International: Passcode:	1-888-660-6345 289-819-1450 86760 #

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please visit our website at www.franco-nevada.com or contact:

Sandip Rana	Bonavie Tek
Chief Financial Officer	VP, Finance & Investor Relations
(416) 306-6303	(416) 306-6309
info@franco-nevada.com

Forward-Looking Statements

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral resources and mineral reserves estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, any audits by the Canada Revenue Agency (“CRA”), the expected exposure for current and future tax assessments and available remedies, and statements with respect to the future status and any potential restart of the Cobre Panamá mine. In addition, statements relating to mineral resources and mineral reserves, GEOs or mine lives are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such mineral resources and mineral reserves, GEOs or mine lives will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Brazilian real, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; tariff and other trade measures that may be imposed by the United States and proposed retaliatory measures that may be adopted by its trading partners; the adoption and implementation of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the mineral resources and mineral reserves contained in technical reports; rate and timing of production differences from mineral resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of future pandemics; and the integration of acquired assets. The forward-looking statements contained herein are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to (i) the outcome of any ongoing or future audits by the CRA or the Company’s exposure as a result thereof, or (ii) the future status and any potential restart of the Cobre Panamá mine. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form as well as Franco-Nevada’s most recent Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date hereof only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

ENDNOTES:

1.	Gold Equivalent Ounces (“GEOs”) and Net Gold Equivalent Ounces (“Net GEOs”):
●	GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSRs and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Where the Company receives gold and silver bullion in-kind as payment for its royalties, GEOs are recognized at the time of receipt of such bullion. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. Beginning in 2026, the Company adopted fixed GEO conversion ratios based on the pricing assumptions outlined in our guidance. This methodology replaces our previous methodology which was based on variable GEO conversion ratios using prevailing market prices. Our 2026 guidance, as disclosed in our 2025 MD&A filed on March 10, 2026, assumed the following commodity prices: $4,500/oz Au, $75.00/oz Ag, $2,000/oz Pt, $1,650/oz Pd, $100/tonne Fe 62% CFR China, $70/bbl WTI oil and $3.00/mcf Henry Hub natural gas. GEOs for the 2026 period are calculated based on fixed conversion ratios based on the prices assumed in this 2026 guidance.
●	Net GEOs are GEOs sold, net of direct operating costs, including for our stream GEOs, the associated ongoing cost per ounce.

Calculation of Net Gold Equivalent Ounces:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except GEOs and Gold Price)	2026	2025	2026	2025
GEOs	130,435	138,772	399,193	377,450
Less:
Cash Costs	$43.1	$47.2	$135.5	$119.2
Divided by: Gold price per ounce	$4,500	$3,456	$4,500	$3,194
	9,578	13,657	30,111	37,321
Net GEOs	120,857	125,115	369,082	340,129

2.	NON-GAAP FINANCIAL MEASURES:
●	Adjusted Net Income, Adjusted Net Income per share, Adjusted Net Income Margin, Adjusted EBITDA, Adjusted EBITDA per share, and Adjusted EBITDA Margin are non-GAAP financial measures with no standardized meaning under International Financial Reporting Standards (“IFRS Accounting Standards”) and might not be comparable to similar financial measures disclosed by other issuers. For a quantitative reconciliation of each non-GAAP financial measure to the most directly comparable financial measure under IFRS Accounting Standards, refer to the below tables. Further information relating to these non-GAAP financial measures is incorporated by reference from the “Non-GAAP Financial Measures” section of Franco-Nevada’s MD&A for the three and nine months ended September 30, 2026 dated November 11, 2026 filed with the Canadian securities regulatory authorities on SEDAR+ available at www.sedarplus.com and with the U.S. Securities and Exchange Commission available on EDGAR at www.sec.gov.
●	Change in Composition of Adjusted Net Income – Gains on buy-backs of royalty and stream interests: Effective Q1 2026, the Company updated the composition of its Adjusted Net Income (and related per share and margin amounts) to no longer adjust for gains on contractual buy-backs of royalty and stream interests. Previously, gains on buy-backs were an adjusting item when calculating Adjusted Net Income (and related per share and margin amounts). Management continues to adjust for gains or losses on discretionary sales of mineral interests when calculating these non-GAAP measures. Management believes that this change more appropriately reflects the Company’s operating performance as contractual buy-backs are embedded in the terms of many of the Company’s royalty and stream interest agreements, such that they occur in the ordinary course and are an integral part of Franco-Nevada’s royalty and stream business. Unlike less common discretionary sales of mineral interests, these transactions are evaluated by management when assessing overall returns from our royalty and stream interests, and accordingly, we believe such gains should not be eliminated for purposes of calculating Adjusted Net Income and related per share amounts, when evaluating performance for investors. This change is reflected on a full retrospective basis.
●	Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which exclude the following from net income and earnings per share (“EPS”): impairment losses and reversal related to royalty, stream and working interests and investments; gains/losses on disposals of royalty, stream and working interests (excluding gains on buy-backs of royalty and stream interests) and investments; impairment losses and expected credit losses related to equity investments, loans receivable and other financial instruments, changes in fair value of investments, loans receivable and other financial instruments, foreign exchange gains/losses and other income/expenses; the impact of income taxes on these items; income taxes related to the reassessment of the probability of realization of previously recognized or de-recognized deferred income tax assets; and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which the Company operates.
●	Adjusted Net Income Margin is a non-GAAP financial measure which is defined by the Company as Adjusted Net Income divided by revenue.
●	Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which exclude the following from net income and EPS: income tax expense/recovery; finance expenses and finance income; depletion and depreciation; impairment losses and reversals related to royalty, stream and working interests and investments; gains/losses on disposals of royalty, stream and working interests and investments; gains on buy-backs of royalty and stream interests, impairment losses and expected credit losses related to equity investments, loans receivable and other financial instruments, changes in fair value of investment, loans receivable and other financial instruments, and foreign exchange gains/losses and other income/expenses.
●	Adjusted EBITDA Margin is a non-GAAP financial measure which is defined by the Company as Adjusted EBITDA divided by revenue.

Reconciliation of Non-GAAP Financial Measures:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per share amounts)	2026	2025	2026	2025
Net income	$395.5	$287.5	$1,218.1	$744.4
Impairment reversals	(10.3)	(0.7)	(10.3)	(4.8)
Foreign exchange gain and other income	(22.1)	(14.2)	(41.6)	(24.0)
Tax effect of adjustments	1.4	2.4	5.8	3.4
Adjusted Net Income	$364.5	$275.0	$1,172.0	$719.0
Basic weighted average shares outstanding	192.9	192.7	192.8	192.6
Adjusted Net Income per share	$1.89	$1.43	$6.08	$3.73

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except Adjusted Net Income Margin)	2026	2025	2026	2025
Adjusted Net Income	$364.5	$275.0	$1,172.0	$719.0
Divided by: Revenue	549.3	487.7	1,780.9	1,225.5
Adjusted Net Income Margin	66.4%	56.4%	65.8%	58.7%

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per share amounts)	2026	2025	2026	2025
Net income	$395.5	$287.5	$1,218.1	$744.4
Income tax expense	59.2	74.9	290.4	203.3
Finance income	(8.3)	(8.0)	(20.6)	(25.7)
Finance expenses	1.3	0.8	2.8	2.3
Depletion and depreciation	78.6	87.0	240.5	219.4
Gain on buy-back of royalty and stream interests	—	—	(63.8)	—
Impairment reversal	(10.3)	(0.7)	(10.3)	(4.8)
Foreign exchange gain and other income	(22.1)	(14.2)	(41.6)	(24.0)
Adjusted EBITDA	$493.9	$427.3	$1,615.5	$1,114.9
Basic weighted average shares outstanding	192.9	192.7	192.8	192.6
Adjusted EBITDA per share	$2.56	$2.22	$8.38	$5.79

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except Adjusted EBITDA Margin)	2026	2025	2026	2025
Adjusted EBITDA	$493.9	$427.3	$1,615.5	$1,114.9
Divided by: Revenue	549.3	487.7	1,780.9	1,225.5
Adjusted EBITDA Margin	89.9%	87.6%	90.7%	91.0%

3.	AVAILABLE CAPITAL: Available Capital comprises our cash and cash equivalents of $1,232.2 million as at September 30, 2026, our equity investments (excluding our long-term investment in Labrador Iron Ore Royalty Corporation) of $1,337.1 million and the amounts available to borrow under our corporate revolving credit facilities totaling $1.5 billion and their accordions of $750.0 million as at September 30, 2026.

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(in millions of U.S. dollars)

	At September 30,	At December 31,
	2026	2025
ASSETS
Cash and cash equivalents	$1,232.2	$670.9
Receivables	261.1	241.9
Gold and silver bullion and stream inventory	112.7	40.1
Other current assets	44.2	68.5
Current assets	$1,650.2	$1,021.4

Royalty, stream and working interests, net	$6,331.1	$6,043.1
Investments	1,517.7	1,141.3
Loans receivable	17.8	—
Deferred income tax assets	17.7	23.2
Other assets	12.0	12.4
Total assets	$9,546.5	$8,241.4

LIABILITIES
Accounts payable and accrued liabilities	$48.4	$44.9
Income tax liabilities	95.2	78.1
Current liabilities	$143.6	$123.0

Deferred income tax liabilities	$564.1	$440.7
Income tax liabilities	31.5	33.8
Other liabilities	8.1	8.6
Total liabilities	$747.3	$606.1

SHAREHOLDERS’ EQUITY
Share capital	$5,824.1	$5,803.4
Contributed surplus	18.3	21.6
Retained earnings	2,361.8	1,379.8
Accumulated other comprehensive income	595.0	430.5
Total shareholders’ equity	$8,799.2	$7,635.3
Total liabilities and shareholders’ equity	$9,546.5	$8,241.4

The condensed consolidated interim financial statements and accompanying notes can be found in our Q3 2026 Quarterly Report available on our website

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in millions of U.S. dollars and shares, except per share amounts)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
Revenue
Revenue from royalty, streams and working interests	$549.0	$483.6	$1,780.6	$1,215.8
Interest revenue	0.3	4.1	0.3	9.7
Total revenue	$549.3	$487.7	$1,780.9	$1,225.5

Costs of sales
Costs of sales	$43.1	$47.2	$135.5	$119.2
Depletion and depreciation	78.6	87.0	240.5	219.4
Total costs of sales	$121.7	$134.2	$376.0	$338.6
Gross profit	$427.6	$353.5	$1,404.9	$886.9

Other operating expenses (income)
General and administrative expenses	$7.0	$8.6	$24.0	$27.6
Share-based compensation expenses	5.3	7.7	8.0	16.2
Impairment reversals	(10.3)	(0.7)	(10.3)	(4.8)
Gain on buy-back of royalty and stream interests	—	—	(63.8)	—
Gain on sale of gold and silver bullion	—	(3.1)	(2.1)	(52.4)
Total other operating expenses (income)	$2.0	$12.5	$(44.2)	$(13.4)
Operating income	$425.6	$341.0	$1,449.1	$900.3
Foreign exchange gain and other income	$22.1	$14.2	$41.6	$24.0
Income before finance items and income taxes	$447.7	$355.2	$1,490.7	$924.3

Finance items
Finance income	$8.3	$8.0	$20.6	$25.7
Finance expenses	(1.3)	(0.8)	(2.8)	(2.3)
Net income before income taxes	$454.7	$362.4	$1,508.5	$947.7

Income tax expense	59.2	74.9	290.4	203.3
Net income	$395.5	$287.5	$1,218.1	$744.4

Other comprehensive income, net of taxes

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$3.6	$(52.6)	$(111.5)	$45.8

Items that will not be reclassified subsequently to profit and loss:
Gain on changes in the fair value of equity investments
at fair value through other comprehensive income ("FVTOCI"),
net of income tax	236.3	224.8	292.4	404.8
Other comprehensive income, net of taxes	$239.9	$172.2	$180.9	$450.6

Comprehensive income	$635.4	$459.7	$1,399.0	$1,195.0

Earnings per share
Basic	$2.05	$1.49	$6.32	$3.86
Diluted	$2.05	$1.49	$6.30	$3.86
Weighted average number of shares outstanding
Basic	192.9	192.7	192.8	192.6
Diluted	193.3	193.0	193.2	192.9

The condensed consolidated interim financial statements and accompanying notes can be found in our Q3 2026 Quarterly Report available on our website

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
Cash flows from operating activities
Net income	$395.5	$287.5	$1,218.1	$744.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	78.6	87.0	240.5	219.4
Share-based compensation expenses	2.0	1.7	4.1	4.8
Impairment reversals	(10.3)	(0.7)	(10.3)	(4.8)
Gain on buy-back of royalty and stream interests	—	—	(63.8)	—
Unrealized foreign exchange gain	(0.2)	(1.7)	(4.0)	(12.9)
Deferred income tax expense	25.6	36.6	95.4	82.9
Gain on sale of gold and silver bullion	—	(3.1)	(2.1)	(52.4)
Gain on derivative financial instruments	(22.4)	(12.9)	(37.5)	(18.5)
Other non-cash items	(0.7)	(1.5)	(0.8)	(1.5)
Gold and silver bullion from royalties received in-kind	(52.6)	(31.5)	(150.3)	(61.6)
Proceeds from sale of gold and silver bullion	43.3	31.3	118.2	208.6
Receipt of deposits and interest from Canada Revenue Agency	—	—	49.5	—
Increase in other assets	—	—	(8.2)	—
Increase (decrease) in non-current income tax liabilities	9.9	—	(2.3)	—
Operating cash flows before changes in non-cash working capital	$468.7	$392.7	$1,446.5	$1,108.4
Changes in non-cash working capital:
Increase in receivables	$(23.6)	$(44.0)	$(19.2)	$(38.9)
Increase in other current assets	(11.5)	(5.2)	(15.4)	(16.3)
Increase in accounts payable and accrued liabilities	9.2	4.5	3.1	14.0
(Decrease) increase in current income tax liabilities	(13.6)	—	17.1	—
Net cash provided by operating activities	$429.2	$348.0	$1,432.1	$1,067.2

Cash flows used in investing activities
Acquisition of royalty, stream and working interests	$(133.9)	$(291.8)	$(663.6)	$(2,157.4)
Proceeds from buy-back of royalty interest	—	—	97.5	—
Acquisition of investments	(24.4)	—	(79.5)	(55.3)
Loan advanced to Life of Mine Investments Inc.	—	—	(17.8)	—
Repayment of loan receivable from EMX Royalty Corporation	—	—	—	10.0
Proceeds from sale of investments	18.1	84.4	35.0	109.9
Proceeds from sale of gold bullion from buy-back of stream interest	9.2	—	9.2	—
Acquisition of gold bullion from buy-back of stream interest	—	—	(10.2)	—
Acquisition of energy well equipment	(0.5)	(0.5)	(1.1)	(2.1)
Acquisition of property and equipment	(0.2)	(0.1)	(0.5)	(2.2)
Net cash used in investing activities	$(131.7)	$(208.0)	$(631.0)	$(2,097.1)

Cash flows used in financing activities
Payment of dividends	$(80.2)	$(67.3)	$(241.3)	$(204.5)
Proceeds from draw down of Corporate Revolver	—	175.0	—	175.0
Repayment of Corporate Revolver	—	(175.0)	—	(175.0)
Capitalized debt issue costs	—	—	(1.5)	—
Proceeds from exercise of stock options	2.0	3.1	2.6	7.4
Net cash used in financing activities	$(78.2)	$(64.2)	$(240.2)	$(197.1)
Effect of exchange rate changes on cash and cash equivalents	$(1.3)	$0.6	$0.4	$12.4
Net change in cash and cash equivalents	$218.0	$76.4	$561.3	$(1,214.6)
Cash and cash equivalents at beginning of period	$1,014.2	$160.3	$670.9	$1,451.3
Cash and cash equivalents at end of period	$1,232.2	$236.7	$1,232.2	$236.7

Supplemental cash flow information:
Income taxes paid	$39.6	$46.8	$187.0	$140.0
Dividend income received	$1.4	$1.4	$4.5	$6.9
Interest and standby fees paid	$1.0	$1.2	$2.4	$2.6

The condensed consolidated interim financial statements and accompanying notes can be found in our Q3 2026 Quarterly Report available on our website